SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended       December 31, 1999
                          ---------------------------

                                       OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
      OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 0-23817

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Northwest Retirement Savings Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Northwest Bancorp, Inc.
                           Liberty and Second Streets
                         Warren, Pennsylvania 16365-2353

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            NORTHWEST RETIREMENT SAVINGS PLAN




Date: August 24, 2000                       By: /s/ Robert G. Norton
                                                -------------------------------
                                                Robert G. Norton
                                                Plan Administrator

               Consent of Independent Certified Public Accountants



The Board of Directors
Northwest Bancorp, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 333-41984) on Form S-8 of Northwest Bancorp, Inc. of our report dated June 28, 2000, that is included in the December 31, 1999, Annual Report on Form 11-K of the Northwest Retirement Savings Plan.


                                                   KPMG LLP


August 1, 2000

                        NORTHWEST RETIREMENT SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                        NORTHWEST RETIREMENT SAVINGS PLAN



                                Table of Contents



                                                                          Page

Independent Auditors' Report                                                1

Statements of Net Assets Available for Benefits as of
    December 31, 1999 and 1998                                              2

Statements of Changes in Net Assets Available for Benefits
    for the Years Ended December 31, 1999 and 1998                          3

Notes to Financial Statements                                               4


Supplemental Schedule

1  Schedule of Assets Held for Investment Purposes as of
    December 31, 1999                                                      10


Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

                          Independent Auditors' Report


Board of Directors
Northwest Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Northwest Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan administrator of the Northwest Retirement Savings Plan. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, is for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    KPMG LLP


Pittsburgh, Pennsylvania
June 28, 2000

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998




(1)    Description of the Plan

       The following description of the Northwest Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan covering all full-time and part-time employees of Northwest Savings Bank (the "Company") who have one year of service, worked 1,000 hours in a calendar year and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       (b)    Contributions

              Each year, participants may voluntarily contribute up to 15% of pretax annual compensation, as defined in the Plan. Participant contributions are subject to certain annual limitations established by the Internal Revenue Service ($10,000 limit in 1999 and 1998). Participants may also contribute amounts representing distributions from other qualified retirement plans. Participant contributions and fund changes are participant directed.

              The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Employer matching contributions are allocated in proportion to the employee's current investment allocation. Additional amounts may be contributed at the option of the Plan's Administrative Committee.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       (d)    Vesting

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution plus earnings thereon is based on years of continuous service. The vesting schedule is as follows:

                                                     Percentage of
                    Years of service             non-forfeitable interest
                 ------------------------    ----------------------------------

                      0-2                                     0%
                        3                                    20%
                        4                                    40%
                        5                                    60%
                        6                                    80%
                        7 or more                           100%

       (e)    Investment Options

              Upon enrollment in the Plan, a participant may direct employee contributions in any percentage increments in any of these eight investment options: Fidelity Institutional Cash Domestic Money Market Portfolio, Fidelity Ginnie Mae Portfolio, Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp,
              Inc. stock, T. Rowe Price International Stock Fund, Vanguard Balanced Index Fund and FPA Capital Fund. Participants are permitted to change investment elections on a daily basis.

              Investments in Northwest Bancorp, Inc. stock are based upon each employee's investment allocation. Purchases of the stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

       (f)    Benefit Payments

              Upon termination of service or attainment of age 59-1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

       (g)    Loans to Participants

              Loans to participants are not permitted by the Plan document.

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998




       (h)    Forfeitures

              Forfeited   nonvested   accounts  are  used  to  reduce   employer
              contributions. Forfeitures amounted to $16,450 and $22,044 for the years ended December 31, 1999 and 1998, respectively.


(2)    Summary of Significant Accounting Policies

       (a)    General

              The accompanying financial statements are prepared on the accrual basis of accounting.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (c)    Investment Valuation and Income Recognition

              The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       (d)    Contributions

              Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

       (e)    Distributions to Participants

              Distributions  to   participants  are  recorded  when  paid by the
              trustee.

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       (f)    Plan Termination

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       (g)    Administrative Expenses

              The administrative costs of the Plan are paid by the Company and, as such, are not reflected as expenses of the Plan.


(3)    Investments

       At December 31, 1999 and 1998, the following investments were held by the
Plan:

                                                    1999                             1998
                                        ------------------------------  --------------------------------
                                           Shares       Fair value         Shares        Fair value
                                        ------------- ----------------  ------------- ------------------
Fidelity Institutional Cash
   Domestic Money Market Portfolio         1,123,081  $  1,123,081*       699,601     $     699,601
Fidelity Ginnie Mae Portfolio                 82,910       858,947         37,990           413,708
Fidelity Blue Chip Growth Fund               106,875     6,424,285*        83,731         4,215,006*
Vanguard Windsor II Fund                      86,380     2,156,906*        62,624         1,869,338*
Northwest Bancorp, Inc. stock                586,253     4,067,423*       530,323         5,170,649*
T. Rowe Price International Stock
   Fund                                       35,578       677,052         29,583           443,453
Vanguard Balanced Index Fund                  83,597     1,690,327*        57,322         1,059,317*
FPA Capital Fund                              63,640     1,974,125*        46,496         1,443,236*
                                                      -------------                   --------------
                                                      $ 18,972,146                    $  15,314,308
                                                      =============                   ==============


* Investments greater than 5% of net assets available for plan benefits at the end of the Plan year.

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       The Plan's investments (including gains and losses on investments bought and sold) (depreciated) appreciated in value as follows:

                                                          1999          1998
                                                      ------------- ------------
Mutual funds (includes realized gains of $100,337
   and $113,754 in 1999 and 1998, respectively)       $  1,120,533       857,290
Common stock (includes realized gains of $102,129
   and $62,583 in 1999 and 1998, respectively)         (1,999,375)   (2,296,540)
                                                      ------------- ------------
                                                      $  (878,842)   (1,439,250)
                                                      ============= ============


(4)    Tax Status

       A favorable determination letter was received from the Internal Revenue Service on November 24, 1997, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code"), and the related trust is exempt from tax under section 501(a) of the Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under section 401(a) and the related trust continues to be tax-exempt as of December 31, 1999. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.


(5)    Reconciliation of Financial Statements and Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             December 31,
                                                    ----------------------------
                                                        1999              1998
                                                    ----------------------------
Net assets available for benefits per the
   financial statements                             $ 19,005,549    15,429,668
Amounts allocated to withdrawing participants                 --       (25,855)
                                                    ----------------------------
Net assets available for benefits per the
   Form 5500                                        $ 19,005,549    15,403,813
                                                    ============================

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                 Year ended
                                                                December 31,
                                                                    1999
                                                              -----------------
Benefits paid to participants per the
   financial statements                                       $    833,759
Add:  Amounts allocated to withdrawing
   participants at December 31, 1999                                     -
Less:  Amounts allocated to withdrawing
   participants at December 31, 1998                              (25,855)
                                                              -------------
Benefits paid to participants per the
   Form 5500                                                  $    807,904
                                                              =============


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1999, but not yet paid as of that date.


(6)    Adoption of Statement of Position 99-3

       In September, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1998.

                        NORTHWEST RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998



                         Assets                          1999           1998
                                                    -------------- -------------
Cash and cash equivalents                           $           -        49,826
Investments (note 3)                                   18,972,146    15,314,308
                                                    -------------- -------------
               Total investments                       18,972,146    15,364,134
Receivables:
    Employer contribution                                  31,262        58,567
    Participant contributions                                   -         2,043
    Accrued interest and dividends                          2,141         4,924
                                                    -------------- -------------
              Total receivables                            33,403        65,534
                                                    -------------- -------------
              Total assets                             19,005,549    15,429,668
                                                    -------------- -------------
              Net assets available for benefits     $  19,005,549    15,429,668
                                                    ============== =============

See accompanying notes to financial statements.

                                NORTHWEST RETIREMENT SAVINGS PLAN

                    Statements of Changes in Net Assets Available for Benefits

                              Years Ended December 31, 1999 and 1998

                                                                                  1999         1998
                                                                               ----------- -------------
Additions:
   Additions to net assets attributed to:
         Investment income:
              Net depreciation in fair value of investments                   $  (878,842)   (1,439,250)
              Dividends and interest                                               963,920       728,334
                                                                               ------------ -------------
                                     Total investment income (loss)                 85,078     (710,916)
         Contributions:
              Employer                                                             546,127       489,178
              Participant                                                        1,344,204     1,178,910
              Rollovers - participant                                            2,450,681     2,543,069
                                                                               ------------ -------------
                                     Total contributions                         4,341,012     4,211,157
                                                                               ------------ -------------
                                     Total additions                             4,426,090     3,500,241
Deductions:
   Deductions from net assets attributed to:
         Distributions to participants                                             833,759       401,617
         Plan forfeitures                                                           16,450        22,044
                                                                               ------------ -------------
                                     Total deductions                              850,209       423,661
                                                                               ------------ -------------
                                     Net increase                                3,575,881     3,076,580

Net assets available for benefits:
Beginning of year                                                                 15,429,668   12,353,088
                                                                               ------------ -------------
End of year                                                                    $  19,005,549   15,429,668
                                                                               ============= ============
See accompanying notes to financial statements.



                                                                                                                Schedule 1
                                               NORTHWEST RETIREMENT SAVINGS PLAN
                                                        EIN: 25-0368460
                                                       Plan Number: 002
                                        Schedule of Assets Held for Investment Purposes
                                                    as of December 31, 1999
                                                       December 31, 1999
      Identity of issue,
      borrower, lessor or                                                                                     Current
         similar party                                            Description of assets                        value
  ----------------------------    ----------------------------------------------------------------        -----------------
                                  Registered investment companies:
       Fidelity Investments       Fidelity Institutional Cash Domestic Money Market Portfolio           $        1,123,081
       Fidelity Investments       Fidelity Ginnie Mae Portfolio                                                    858,947
       Fidelity Investments       Fidelity Blue Chip Growth Fund                                                 6,424,285
       Vanguard                   Vanguard Windsor II Fund                                                       2,156,906
       T. Rowe Price              T. Rowe Price International Stock Fund                                           677,052
       Vanguard                   Vanguard Balanced Index Fund                                                   1,690,327
       FPA Investments            FPA Capital Fund                                                               1,974,125
                                                                                                          -----------------
                                                 Total registered investment companies                          14,904,723

                                  Employer securities:
* Northwest Bancorp, Inc.         Northwest Bancorp, Inc. common stock                                           4,067,423
                                                                                                          -----------------
                                                                                                        $       18,972,146
                                                                                                          =================

* Represents a party-in-interest to the Plan.
See accompanying independent auditors' report.